FORM U-3A-2

SECURITIES AND EXCHANGE COMMISSION
Washington, D. C. 20549

Statement by Holding Company
Claiming Exemption Under Rule U-3A-2
from Provisions of the Public Utility
Holding Company Act of 1935.

To be filed annually prior to March 1.

WISCONSIN PUBLIC SERVICE CORPORATION hereby files with the Securities and Exchange Commission, pursuant to Rule 2, its statement claiming exemption as a holding company from the provisions of the Public Utility Holding Company Act of 1935, and submits the following information:

1) Name, state of organization, location and nature of business of claimant and every subsidiary thereof, other than any exempt wholesale generator (EWG) or foreign utility company in which claimant directly or indirectly holds an interest.

a) Wisconsin Public Service Corporation is a utility company and was incorporated on July 28, 1883 under the laws of the State of Wisconsin and has its principal executive office at 700 North Adams Street, Green Bay, Wisconsin 54301. The total assets of Wisconsin Public Service at December 31, 2002 were $1,872,608,224, or 58% of the assets of WPS Resources. WPS Resources' equity in net income of Wisconsin Public Service for the year 2002 was $83,112,936. Wisconsin Public Service is an operating public utility company engaged chiefly in the production, distribution, and sale of electricity and in the purchase, distribution, and sale of natural gas. Wisconsin Public Service serves approximately 407,696 electric retail customers and 295,816 gas retail customers in 11,000 square miles in northeastern and central Wisconsin and an adjacent part of Upper Michigan. Wisconsin Public Service provided wholesale electric service to various customers, including municipal utilities, electric cooperatives, energy marketers, other investor-owned utilities, and a municipal joint action agency. About 96% of operating revenues of Wisconsin Public Service in the year 2002 were derived from Wisconsin customers, and 4% from Michigan customers.

Subsidiaries of Wisconsin Public Service Corporation consist of the following:

i) WPS Leasing, Inc. is a nonutility company and was incorporated on September 1, 1994 under the laws of the State of Wisconsin and has its principal office at the principal executive offices of Wisconsin Public Service. Wisconsin Public Service owns 100% of the capital stock of WPS Leasing. The total assets of WPS Leasing at December 31, 2002 were $11,837. The 2002 Wisconsin Public Service equity interest in net income of WPS Leasing was $37,711. The principal business of WPS Leasing is to participate in the financing of specific utility projects.

ii) Wisconsin Valley Improvement Company, of which Wisconsin Public Service owns 26.9% of the voting stock, is incorporated under the laws of the State of Wisconsin and has its principal office at Wausau, Wisconsin. Wisconsin Valley Improvement operates a system of dams and water reservoirs on the Wisconsin River and tributary streams to produce as nearly a uniform stream flow as practicable through all seasons. Water tolls are charged to benefit power plant owners as determined semiannually by the Public Service Commission of Wisconsin, all pursuant to special enactments of the Wisconsin Legislature (as amended by Chapter 497, Wisconsin Laws of 1939). Wisconsin Valley Improvement generates no electric energy and renders no public utility services. Wisconsin Public Service's share of total assets of Wisconsin Valley Improvement at December 31, 2002 was $783,733. Wisconsin Public Service's equity in net income of Wisconsin Valley Improvement for the year 2002 was $20,781. It is the opinion of legal counsel that Wisconsin Valley Improvement is not a "public utility company" as defined in the Public Utility Holding Company Act of 1935. In findings and opinion promulgated October 28, 1940, in File No. 31-480 (8 S.E.C. Decisions, P. 134), to which reference is hereby made, the Securities and Exchange Commission declared Wisconsin Valley Improvement not to be a subsidiary of Wisconsin Public Service.

iii) Wisconsin River Power Company is a utility company of which Wisconsin Public Service owns 50% of the voting stock is incorporated under the laws of the State of Wisconsin and has its principal office at the principal executive offices of Wisconsin Public Service. Wisconsin River Power's business consists of the operation of two hydroelectric plants on the Wisconsin River and a 15-megawatt combustion turbine near Wisconsin Rapids, Wisconsin. The energy output is sold in equal parts to three companies that previously owned equal proportions of all outstanding stock of Wisconsin River Power. Wisconsin Public Service's share of total assets of Wisconsin River Power at December 31, 2002 was $11,840,000. Wisconsin Public Service's equity in net income of Wisconsin River Power for the year 2002 was $2,834,000. Further information concerning the nature of the business of Wisconsin River Power is set forth in findings and opinions of the Securities and Exchange Commission entered in reference to Wisconsin River Power on January 29, 1948 in File Nos. 70-1656 and 31-551 (27 S.E.C. Decisions, P. 539) and its orders in Docket No. EL79-10.

(1) The Lakes Development Corporation is a nonutility company incorporated on November 9, 1990 under the laws of the State of Wisconsin. Its principal offices are located at the principal executive offices of Wisconsin Public Service. Wisconsin River Power owns 100% of the capital stock of Lakes Development Corporation. Lakes Development owns and operates recreational facilities on hydro lands. The Lakes Development Corporation was merged with and into Wisconsin River Power Company as of the end of business December 31, 2002.

iv) WPS Investments, LLC is a nonutility company organized on November 21, 2000 under the laws of the State of Wisconsin. Its principal offices are located at the principal executive offices of Wisconsin Public Service. WPS Investments is owned 73% by Wisconsin Public Service, 23% by Upper Peninsula Power, and 4% by WPS Resources. The principal business of WPS Investments is to hold the investment in American Transmission Company LLC. At December 31, 2002, WPS Investments owns approximately a 15% interest in American Transmission Company.

(1) American Transmission Company LLC is a utility company organized on June 12, 2000 under the laws of the State of Wisconsin. Its principal offices are located at N19 W23993 Ridgeview Parkway West, Waukesha, Wisconsin 53187-0047. The principal business of American Transmission Company LLC is to own and operate the transmission assets formerly owned by Wisconsin Public Service, Upper Peninsula Power Company, Wisconsin Power and Light Company, Wisconsin Electric Power Company, Madison Gas and Electric Company, Wisconsin Public Power, Inc., and various retail electric cooperatives and municipal utilities. The transmission assets of these utility companies were transferred on January 1, 2001 in exchange for equity interests in American Transmission Company LLC.

v) ATC Management, Inc. is a utility company incorporated on June 12, 2000 under the laws of the State of Wisconsin. Its principal offices are located at N19 W23993 Ridgeview Parkway West, Waukesha, Wisconsin 53187-0047. ATC Management is the corporate manager of American Transmission Company LLC. Wisconsin Public Service Corporation owns 11.7% of ATC Management.

2) A brief description of the properties of claimant and each of its subsidiary public utility companies used for the generation, transmission, and distribution of electric energy for sale, or for the production, transmission, and distribution of natural or manufactured gas, indicating the location of principal generating plants, transmission lines, producing fields, gas manufacturing plants, and electric and gas distribution facilities, including all such properties which are outside the state in which claimant and its subsidiaries are organized and all transmission or pipelines which deliver or receive electric energy or gas at the borders of such state.

Statistics set forth in the answer to this item are as of December 31, 2002.

a) Wisconsin Public Service Corporation owns and operates electric properties comprising an integrated system of production and distribution facilities throughout the territory served. Generating facilities consist of two steam plants (at Green Bay, and Weston, Wisconsin) with a total rated capacity of 871.0 megawatts; a 59.0% share of the Kewaunee Nuclear Power Plant at Kewaunee, Wisconsin, which Nuclear Management Company operates and Wisconsin Public Service owns jointly with Wisconsin Power and Light Company. The Kewaunee plant has a rated capacity of 535 megawatts (Wisconsin Public Service's share is 315.6 megawatts); a 31.8% share of the Columbia Energy Center at Portage, Wisconsin, owned jointly with Wisconsin Power and Light Company, the operator, and Madison Gas and Electric Company, with a rated capacity of 1,098 megawatts (Wisconsin Public Service's share is 349.3 megawatts); a 31.8% share of the Edgewater Steam Plant Unit #4 at Sheboygan, Wisconsin, owned jointly with Wisconsin Power and Light Company, the operator, with a rated capacity of 334.6 megawatts (Wisconsin Public Service's share is 106.4 megawatts); combustion turbines of 44.3 megawatts and 18.9 megawatts, respectively, south of Wausau, Wisconsin; two combustion turbines of 40.8 megawatts and 38.9 megawatts and a 68% share in a combustion turbine of 76.2 megawatts (Wisconsin Public Service's share is 51.8 megawatts) owned jointly with Marshfield Electric and Water Department and operated by Wisconsin Public Service, all located near Marinette, Wisconsin; a 76.2 megawatt gas turbine under construction at the Pulliam Plant in Green Bay, Wisconsin; 8.5 megawatts purchased from a gas turbine under construction by Wisconsin River Power Company; 15 hydroelectric plants (14 in Wisconsin and 1 on the border stream between Wisconsin and Michigan) with aggregate rated capacity of 52.4 megawatts including 12.4 megawatts of hydro purchase from Wisconsin River Power Company; a 4.1 megawatt diesel plant at Eagle River, Wisconsin; a 3.9 megawatt diesel plant at Ashwaubenon, Wisconsin; and a 178.3 megawatt natural gas turbine plant in De Pere, Wisconsin. Rated capacity figures identified above are based on August 2003 capacity ratings.

As of January 1, 2001 all transmission assets of Wisconsin Public Service Corporation were transferred to American Transmission Company with the exception of 100 miles of 46kV subtransmission and 8 related 115/46kV stepdown transformer banks. As of December 31, 2002, distribution facilities owned by Wisconsin Public Service included 115 distribution substations, and approximately 20,907 route miles of distribution lines. Wisconsin Public Service wholly owns four major generating plants in Wisconsin located in Green Bay, De Pere, Marinette, and Wausau. Wisconsin Public Service is a co-owner of three major generating plants in Wisconsin located in Kewaunee County, Portage, and Sheboygan. Wisconsin Public Service also owns several small hydroelectric, wind-powered, and diesel-fired generating facilities throughout its service territory in northeastern Wisconsin. One of these small generators is a hydroelectric plant that straddles the Wisconsin/Michigan border and it owns no other generating facilities outside of Wisconsin. Wisconsin Public Service Corporation is a generation and distribution utility. It owns no electric transmission facilities and no gas transmission pipelines that deliver or receive electric energy or natural gas at or across the border of Wisconsin.

Gas facilities include approximately 6,505 miles of main, 82 gate and city regulator stations, and 268,763 lateral services. All gas facilities are located in Wisconsin except for distribution facilities in and near the city of Menominee, Michigan, which receive gas from Wisconsin Public Service gas lines in the adjacent city of Marinette, Wisconsin.

All electric and gas facilities of Wisconsin Public Service are located within the borders of the states of Wisconsin and Michigan. Except for electric and gas lines crossing the common border of those states necessary to interconnect the various parts of its system, it does not have any electric transmission or gas pipelines which deliver or receive electric energy or gas at the borders of such states. About 99% of utility plant is located in Wisconsin, and the balance is in Michigan.

b) ATC Management Inc. is the corporate manager of American Transmission Company and owns no utility assets.

c) American Transmission Company LLC owns and operates electric transmission facilities throughout eastern Wisconsin, portions of Illinois, and the Upper Peninsula of Michigan. Transmission and distribution facilities owned by American Transmission Company include 8,900 miles of transmission lines, 98 wholly owned transmission substations, and 364 jointly owned transmission substations. American Transmission Company has 75 interconnections 60 in Wisconsin, and 15 in Michigan and Illinois.

d) Wisconsin River Power Company owns and operates the 20-megawatt Petenwell hydroelectric plant, the 15-megawatt Castle Rock hydroelectric plant, and a 15-megawatt combustion turbine. The hydroelectric plant facilities are located on the Wisconsin River south of Wisconsin Rapids, Wisconsin and the combustion turbine is located near Wisconsin Rapids. All electric energy produced is sold at the plant sites, which are wholly within the State of Wisconsin, and no electric energy is delivered to or received by it outside of the State of Wisconsin. Wisconsin River Power sold 237,801,000 KWH of electric energy at retail or wholesale during the twelve months ended December 31, 2002.

3) The following information for the last calendar year with respect to claimant and each of its subsidiary public utility companies: (The information required by Item 3 of this Form U-3A-2 is shown in Exhibit C hereto.)

4) The following information for the reporting period with respect to claimant and each interest it holds directly or indirectly in an EWG or a foreign utility company, stating monetary amounts in United States dollars.

Not applicable.

LIST OF EXHIBITS
Exhibit A-1	Balance Sheet at December 31, 2002, of Wisconsin Public Service Corporation and subsidiaries.

Exhibit A-2	Income Statement and Statement of Retained Earnings of Wisconsin Public Service Corporation and subsidiaries for the year ended December 31, 2002.

Exhibit A-4	Balance Sheet at December 31, 2002, and Statements of Income and Retained Earnings of Wisconsin River Power Company for the year ended December 31, 2002. (The financial statements of Wisconsin River Power Company are not customarily consolidated with those of any other company.)

Exhibit B	An organizational chart showing the relationship of each EWG or foreign utility company to associate companies in the holding company system.

Exhibit C	Statement showing sales for the calendar year 2002 of electric energy and gas by Wisconsin Public Service Corporation and Wisconsin River Power Company.

The above-named claimant has caused this statement to be duly executed on its behalf by its authorized officer on the 27th day of February, 2003.

WISCONSIN PUBLIC SERVICE CORPORATION

/S/ Joseph P. O'Leary
Joseph P. O'Leary
Senior Vice-President and
Chief Financial Officer

(CORPORATE SEAL)

Attest: /S/ Barth J. Wolf
Barth J. Wolf
Secretary and
Manager-Legal Services

Name, title, and address of officer to whom notices and correspondence concerning this statement should be addressed:

Barth J. Wolf, Secretary
Wisconsin Public Service Corporation
700 North Adams Street, P. O. Box 19001
Green Bay, WI 54307-9001